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                                 FORM 8-A

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                           ------------------

            FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                     SECURITIES EXCHANGE ACT OF 1934

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                            CBRL GROUP, INC.
         -----------------------------------------------------
         (Exact Name of Registrant as Specified in Its Charter)


             Tennessee                               62-1749513
---------------------------------------         -------------------
(State of Incorporation or Organization          (I.R.S. Employer
                                                Identification No.)

 305 Hartmann Drive, Lebanon, Tennessee                37087
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(Address of Principal Executive Offices)            (Zip Code)

    If this form relates to the         If this form relates to the
    registration of a class of          registration of a class of
    securities pursuant to Section      securities pursuant to Section
    12(b) of the Exchange Act and       12(g) of the Exchange Act and
    is effective pursuant to            is effective pursuant to
    General Instruction A.(c),          General Instruction A.(d),
    please check the following          please check the following
    box. [ ]                            box. [X]
                                  _________________

Securities Act registration statement to which this form relates:
                                                                ------------
                                                                (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

           Title of each class        Name of each exchange on
           to be so registered          which each class is
           -------------------          to be so registered
                                      ------------------------

                                 NONE

Securities to be registered pursuant to Section 12(g) of the Act:

                       Common stock purchase rights
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                           (Title of Class)

                                                       Page 1 of 36 pages
                                                       Exhibit Index - page 7

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            INFORMATION REQUIRED IN REGISTRATION STATEMENT


     ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     On September 7, 1999, the Board of Directors of CBRL Group, Inc., a Tennessee corporation (the "Company"), authorized and declared a dividend distribution of one right (each a "Right" and collectively, the "Rights") for each share of common stock of the Company, $0.01 par value (the "Common Stock"), outstanding at the close of business on September 27, 1999 (the "Record Date"). In addition, the Company has authorized the issuance of one Right with respect to each share of Common Stock that becomes outstanding between the Record Date and the earlier of the Distribution Date or the Expiration Date (as such terms are hereafter defined) or the date, if any, on which the Rights are redeemed.

     When exercisable, each Right entitles the registered holder, from the Distribution Date (as hereinafter defined) until August 31, 2009 or the earlier redemption or exchange of the Rights, to purchase from the Company one share of Common Stock for $65.00 (the "Purchase Exercise Price"), subject to certain adjustments. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), dated as of September 7, 1999 between the Company and SunTrust Bank, Atlanta (the "Rights Agent"), the Rights Agent appointed by the Company. The Rights Agreement specifying the terms of the Rights is filed as an exhibit hereto. The terms of the Rights are summarized below and the following description of the Rights is qualified in its entirety by reference to the Rights Agreement. Capitalized terms used in the description have the meanings ascribed to such terms in the Rights Agreement.

     The Rights will be evidenced by the Common Stock certificates until the close of business on the earlier of the following dates (either, the "Distribution Date"):

     (1) the tenth business day (or such later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Distribution Date that would otherwise have occurred) after the date on which any Person commences a tender or exchange offer which, if consummated, would result in such Person's Beneficially Owning 30% or more of the outstanding Common Stock, or

     (2) the "Flip-in Date," which is the tenth business day after the first date of public announcement by the Company that a Person has become an Acquiring Person (as defined below), other than as a result of a Flip-over Transaction (as defined below) (or such earlier or later date as the Board of Directors of the Company may fix from time to time by resolution adopted prior to the Flip-in Date that otherwise would have occurred).

     If, however, a tender or exchange offer referred to in clause (1) above is cancelled, terminated or otherwise withdrawn prior to the Distribution Date without the purchase of any shares of stock pursuant thereto, such offer shall be deemed never to have been made.

     An "Acquiring Person" is any Person having Beneficial Ownership of 15% or more of the outstanding shares of Common Stock. The term provides, for purposes of the Rights, that any Acquiring Person and its Affiliates and Associates be counted together as a single Person.

The term "Acquiring Person," however, does not include:

     (1) the Company, any wholly-owned subsidiary of the Company or any employee stock ownership or other employee benefit plan of the Company or a wholly-owned subsidiary of the Company,

     (2) any person who is the Beneficial Owner of 15% or more of the outstanding Common Stock as of the date of the Rights Agreement or who becomes the Beneficial Owner of 15% or more of the outstanding Common Stock solely as a result of an acquisition of Common Stock by the Company, until such time as such Person acquires additional Common Stock, other than through a dividend or stock split,

     (3) any Person who, within 5 Business Days of being notified by the Company of its status as an Acquiring Person, certifies to the Company that the Person acquired Beneficial Ownership of 15% or more of the Common Stock inadvertently or without knowledge of the Rights Agreement, and without any intention to affect control of the Company, and the certification is determined by a majority of the Company's Board of Directors to have been made in good faith, if that Person divests as promptly as practicable (but in no event more than 30 calendar days following the certification) a sufficient number of shares of Common Stock so that the Person then Beneficially Owns less than 15% of the outstanding Common Stock, or

     (4) any Person who Beneficially Owns shares of Common Stock consisting solely of: (a) shares acquired pursuant to the grant or exercise of an option granted by the Company in connection with an agreement to merge with, or acquire, the Company at a time at which there is no Acquiring Person, (b) shares owned by such Person and its Affiliates and Associates at the time of such grant and (c) shares, amounting to less than 1% of the outstanding Common Stock, acquired by Affiliates and Associates of such Person after the time of such grant.

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Common Stock certificates issued prior to the Distribution Date shall evidence one Right for each share of Common Stock represented thereby and shall contain a legend incorporating by reference the terms of the Rights Agreement (as such may be amended from time to time). Notwithstanding the absence of the aforementioned legend, certificates evidencing shares of Common Stock outstanding on or prior to September 27, 1999 also shall evidence one Right for each share of Common Stock evidenced thereby. Promptly following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Common Stock at the Distribution Date.

     The Rights are not exercisable until the Business Day following the Distribution Date. The Rights expire on the earliest of the following dates (in any such case, the "Expiration Time"):

     (1)        the Exchange Time (as defined below),

     (2)        the close of business on August 31, 2009,

     (3) the date on which the Rights are redeemed as described below, and

     (4) upon the merger of the Company into another corporation pursuant to an agreement entered into when there is no Acquiring Person.

     The Purchase Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution in the event of a Common Stock dividend on, or a subdivision or a combination into a smaller number of shares of, Common Stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Common Stock.

     In the event that, prior to the Expiration Time, a Flip-in Date occurs, the Company must take such action as is necessary to ensure and provide that each Right (other than Rights Beneficially Owned by the Acquiring Person or any Affiliate or Associate thereof, which Rights shall become void) shall constitute the right to purchase from the Company, upon the exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of Common Stock of the Company having an aggregate Market Price, on the date of the public announcement of an Acquiring Person's becoming such (the "Stock Acquisition Date") that gave rise to the Flip-in Date, equal to twice the Purchase Exercise Price for an amount in cash equal to the then current Purchase Exercise Price.

     In addition, to the extent not prohibited by applicable law, the Board of Directors of the Company may, at its option, at any time after a Flip- in Date, elect to exchange all (but not less than all) the then outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or any Affiliate or Associate thereof, which Rights become void), and if there shall be insufficient authorized but unissued shares of Common Stock to permit the exercise in full of the Rights, each Right shall automatically be exchanged for shares of Common Stock at an exchange ratio of one share of Common Stock per Right appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Distribution Date (the "Exchange Ratio"). Immediately upon such action by the Board of Directors (the "Exchange Time"), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of Common Stock equal to the Exchange Ratio.

     The Rights Agreement also requires certain actions by the Company in the event that after an Acquiring Person exists and controls the Company's Board of Directors, the Company enters into, consummates or permits to occur a transaction or series of transactions in which any of the following, directly or indirectly, occurs (any such event a "Flip-over Transaction"):

     (1) the Company consolidates, merges or participates in a binding share exchange with any other Person if any term of or arrangement concerning the treatment of shares of capital stock in such merger, consolidation or share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of Common Stock or

     (2) the Company sells or otherwise transfers (or one or more of its subsidiaries sells or otherwise transfers) assets: (a) aggregating more than 50% of the assets (measured by either book value or fair market value); or (b) generating more than 50% of the operating income or cash flow of the Company and its subsidiaries (taken as a whole) to any other Person (other than the Company or one or more of its wholly owned subsidiaries) or to two or more such Persons which are affiliated or otherwise acting in concert.

     The Company must take such action as is necessary to ensure, and may not enter into, consummate or permit to occur a Flip-over Transaction until it has entered into a supplemental agreement with the Person engaging in the Flip-over Transaction or the parent corporation of that Person (the "Flip-over Entity"), for the benefit of the holders of the Rights, providing, that upon consummation or occurrence of the Flip-over Transaction:

     (1) each Right shall thereafter constitute the right to purchase, for an amount in cash equal to the then current Purchase Exercise Price, from the Flip-over Entity, upon exercise of the Right in accordance with the terms of the Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of the Flip-over Transaction equal to twice the Purchase Exercise Price; and

     (2) the Flip-over Entity thereafter shall be liable for, and shall assume, by virtue of the Flip-over Transaction and such supplemental agreement, all the obligations and duties of the Company pursuant to the Rights Agreement.

     The Board of Directors of the Company may, at its option, at any time prior to the close of business on the Flip-in Date, redeem all (but not less than all) the then outstanding Rights at a price of $0.01 per Right (the "Redemption Price"), as provided in the Rights Agreement. Immediately upon the action of the Board of Directors of the Company to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash or securities, as determined by the Company's Board of Directors, for each Right so held.

     The holders of Rights will, solely by reason of their ownership of Rights, have no rights as stockholders of the Company, including, without limitation, the right to vote or to receive dividends.

     ITEM 2.    EXHIBITS.

     Exhibit                    Description
     -------                    -----------

       1 Rights Agreement, dated as of September 7, 1999, between CBRL Group, Inc. and SunTrust Bank, Atlanta, which includes as Exhibit A thereto the form of a Rights Certificate.


                                SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Form 8-A to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:  September 21, 1999              CBRL GROUP, INC.


                                        By:  /s/ James F. Blackstock
                                           _________________________________
                                        Name: James F. Blackstock
                                        Title:  Vice President, Secretary
                                                and General Counsel
























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                             EXHIBIT INDEX



Exhibit                 Description                                 Page No.
_______                 ___________                                 ________
   1           Rights Agreement, dated as of September 7, 1999,          8
               between CBRL Group, Inc. and SunTrust Bank, Atlanta, which includes as Exhibit A thereto the form of a Rights Certificate.